SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[x] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  ____________  Commission File Number _______

LINEAR GOLD CORP.

(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

Suite 502, 2000 Barrington Street

Halifax, Nova Scotia

B3J 3K1

(Address and telephone number of registrant’s principal executive offices)

Martin Pomerance, Dorsey & Whitney LLP

250 Park Avenue, Suite 500

New York, NY 10177

(212) 415-9200

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	None

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

[  ] Annual Information Form

[  ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  [  ]  Yes    [x]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.[  ]  Yes  [x]  No

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Linear Gold Corp. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 99.1 to this Registration Statement.

The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 15 of the audited consolidated financial statements of the Registrant.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.2, and 99.4 through 99.50 inclusive, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.3, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended March 31, 2007 and March 31, 2006, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20-F.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.51 and Exhibit 99.52, as set forth in the Exhibit Index attached hereto.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable Consent and Power of Attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LINEAR GOLD CORP.

/s/ Wade K. Dawe

Wade K. Dawe

President and Chief Executive Officer

Date: July 5, 2007

EXHIBIT INDEX

The following documents have been filed as part of the Registration Statement:

Exhibit	Description
Annual Information
99.1	Annual Information Form of the Registrant dated June 26, 2007 for the year ended March 31, 2007
99.2	Annual Information Form of the Registrant dated June 23, 2006 for the year ended March 31, 2006, and amended Annual Information Form dated June 28, 2006 for the year ended March 31, 2006
99.3	Consolidated Financial Statements of the Registrant for the years ended March 31, 2007 and March 31, 2006 including a reconciliation to U.S. Generally Accepted Accounting Principles
99.4 99.5	Management Discussion and Analysis of the Registrant for the year ended March 31, 2007 Management Discussion and Analysis of the Registrant for the year ended March 31, 2006
99.6	Annual Report of the Registrant for the year ended March 31, 2006 Quarterly Reports
99.7	Quarterly Report including Management Discussion and Analysis of the Registrant and Unaudited Interim Financial Statements of the Registrant for the 9 months ended December 31, 2006
99.8	Quarterly Report and Management Discussion and Analysis of the Registrant and Unaudited Interim Financial Statements of the Registrant for the 6 months ended September 30, 2006
99.9	Quarterly Report and Management Discussion and Analysis of the Registrant and Unaudited Interim Financial Statements of the Registrant for the 3 months ended June 30, 2006
Shareholder Meeting Materials
99.10	Notice of Meeting and Management Information Circular for the Registrant dated August 31, 2006 issued in connection with the September 29, 2006 Annual Meeting of Shareholders
99.11	Form of Proxy for use in connection with the September 29, 2006 Annual Meeting of Shareholders
Material Change Reports and Press Releases
99.12 99.13 99.14	Press Release of the Registrant dated June 18, 2007 Press Release of the Registrant dated April 12, 2007 Press Release of the Registrant dated April 2, 2007
99.15	Press Release of the Registrant dated March 27, 2007
99.16	Material Change Report of the Registrant dated March 5, 2007
99.17	Press Release of the Registrant dated March 1, 2007
99.18	Press Release of the Registrant dated February 22, 2007
99.19	Press Release of the Registrant dated February 21, 2007
99.20	Material Change Report of the Registrant dated February 2, 2007
99.21 99.22	Material Change Report of the Registrant dated February 1, 2007 Press Release of the Registrant dated February 1, 2007
99.23	Press Release of the Registrant dated January 29, 2007
99.24	Material Change Report of the Registrant dated January 15, 2007
99.25	Press Release of the Registrant dated January 9, 2007
99.26	Press Release of the Registrant dated January 5, 2007
99.27	Press Release of the Registrant dated November 15, 2006
99.28	Press Release of the Registrant dated October 25, 2006
99.29	Material Change Report of the Registrant dated October 24, 2006
99.30	Press Release of the Registrant dated October 18, 2006
99.31	Press Release of the Registrant dated October 11, 2006
99.32 99.33	Press Release of the Registrant dated October 3, 2006 Press Release of the Registrant dated September 26, 2006
99.34	Press Release of the Registrant dated August 30, 2006
99.35	Press Release of the Registrant dated August 9, 2006
99.36	Press Release of the Registrant dated August 1, 2006
99.37	Press Release of the Registrant dated July 13, 2006
99.38	Press Release of the Registrant dated July 5, 2006
99.39	Material Change Report of the Registrant dated June 22, 2006
99.40	Material Change Report of the Registrant dated June 21, 2006
99.41	Press Release of the Registrant dated June 14, 2006
99.42	Press Release of the Registrant dated June 8, 2006
99.43	Press Release of the Registrant dated May 31, 2006
99.44	Press Release of the Registrant dated May 26, 2006
99.45	Press Release of the Registrant dated May 17, 2006
99.46	Press Release of the Registrant dated May 12, 2006
99.47	Press Release of the Registrant dated April 24, 2006
99.48	Press Release of the Registrant dated April 18, 2006
Technical Reports
99.49	Campamento Technical Report dated June 22, 2006
Consents
99.50	Consent of PricewaterhouseCoopers LLP
99.51	Consent of G.H. Giroux